Filed by Revance Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hint, Inc.

(Commission File No. 001-36297)

The following communication is being filed in connection with the acquisition of Hint, Inc. by Revance Therapeutics, Inc.

THOMSON REUTERS

EDITED TRANSCRIPT

Revance Therapeutics Inc to Acquire HintMD and its Proprietary

Fintech Platform for Aesthetic Practices Call

EVENT DATE/TIME: MAY 19, 2020 / 12:30PM GMT

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

CORPORATE PARTICIPANTS

Dustin S. Sjuts Revance Therapeutics, Inc. - Chief Commercial Officer of Aesthetics & Therapeutics

Jeanie D. Herbert Revance Therapeutics, Inc. - Senior Director of IR & Corporate Communications

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Tobin C. Schilke Revance Therapeutics, Inc. - CFO & Principal Accounting Officer

CONFERENCE CALL PARTICIPANTS

Annabel Eva Samimy Stifel, Nicolaus & Company, Incorporated, Research Division - MD

David A. Amsellem Piper Sandler & Co., Research Division - MD & Senior Research Analyst

Jacob William Hughes Wells Fargo Securities, LLC, Research Division - Senior Analyst

Lachlan Hanbury-Brown William Blair & Company L.L.C., Research Division - Associate

Seamus Christopher Fernandez Guggenheim Securities, LLC, Research Division - Senior Analyst of Global Pharmaceuticals

PRESENTATION

Operator

Welcome to the Revance Therapeutics call discussing the company’s acquisition of HintMD. (Operator Instructions) As a reminder, this conference is being recorded today, Tuesday, May 19, 2020. I would now turn the call over to Jeanie Herbert, Senior Director of Investor Relations. Please go ahead.

Jeanie D. Herbert Revance Therapeutics, Inc. - Senior Director of IR & Corporate Communications

Thank you, Jonathan. With me on today’s call from Revance is President and Chief Executive Officer, Mark Foley; Chief Financial Officer, Toby Schilke; and Chief Commercial Officer, Aesthetics & Therapeutics, Dustin Sjuts. This morning, Revance Therapeutics announced the acquisition of HintMD, a privately held company that has developed a proprietary financial technology platform for aesthetic practices. If you have not received the news release and would like to read it or if you’d simply like to be added to the company’s distribution list, you can access both at investors.revance.com. Today’s conference call includes a slide presentation, which we will reference as we go along. If you haven’t already, you may want to download those slides in PDF form in order to follow our comments. These can be found in the webcast under downloads or on our website under the Investors tab in the Events and Webcast section.

During the course of today’s conference call, Revance management will make forward-looking statements, including, but not limited to, statements related to the anticipated strategic and financial benefits of our acquisition of HintMD including our ability to realize synergies and successfully commercialize HintMD’s vertically integrated payment platform and patient subscriptions and loyalty programs and the commercial acceptance of HintMD’s FinTech platform, these forward-looking statements are based on the company’s current expectations and inherently involve significant risks and uncertainties.

Our actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties.

Factors that could cause results to be different from the statements include factors the company describes in the section entitled Risk Factors in our quarterly report on Form 10-Q for the period ended March 31, 2020, and filed with the SEC on May 7, 2020.

Revance cautions you not to make undue reliance on forward-looking statements and undertakes no duty or obligation to update any forward-looking statements as a result of new information, future events or changes in its expectations.

I will now turn the call over to Revance President and CEO, Mark Foley. Mark?

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Thank you, Jeanie. Please turn to Slide 3.

We are thrilled to announce the execution of a definitive agreement to acquire HintMD a privately held developer of an integrated financial technology or FinTech platform designed for the aesthetics industry. The transaction will allow Revance to provide aesthetic practices with both premium products and services, enabling them to deliver a prestige experience to their patients.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

The proposed all-stock acquisition of HintMD gives Revance access to an additional $500 million-plus market opportunity in the U.S. aesthetics market, resulting from the $56 billion annual payment processing volume that is generated each year.

We believe this combination would create a highly attractive and competitive offering for aesthetic practices as the HintMD platform has the ability to improve office efficiency and profitability while also building practice loyalty.

Turn to Slide 4.

The closing of this transaction is anticipated in the third quarter of 2020 and is subject to approval by Hint’s stockholders. Upon completion, this strategic acquisition would augment Revance’s premium products with an innovative FinTech platform, all focused on improving aesthetic practice and patient experiences.

On the product side, we would have the most innovative portfolio in facial injectables comprised of the RHA collection of dermal fillers and DaxibotulinumtoxinA for Injection upon its approval.

And on the services side, we would have the HintMD integrated payments platform, which enables flexible payments and transaction services, facilitate subscription and loyalty programs and offers the ability to tie into other third-party services.

The combination of products and services would significantly advance our goal of becoming the premium brand in aesthetics by offering practices and patients leading differentiated and innovative solutions that provide real value.

Please turn to Slide 5.

The addition of the HintMD platform would further leverage our commercial footprint in aesthetics and enhances our value to customers. The strategic rationale behind the acquisition is clear in that:

it would further leverage our commercial infrastructure to address aesthetic practice needs,

it would add experienced FinTech technology talent that would enable us to: enhance our digital capabilities, address our need for practice and patient loyalty programs and provide a foundation for adding features and capabilities over time.

It also provides us with another source of near-term recurring revenue.

And finally, it will align perfectly with Revance’s vision to build a prestige aesthetics offering that transforms patient and practice experiences.

Slide 6.

Let me now walk you through an overview of the integrated payments market and current trends, which should provide some context as to why we are so excited about the acquisition and the value it would bring to our aesthetics franchise.

Go to Slide 7.

The whole payment processing market has been going through a transformation in recent years. Industry-focused smart payment platforms have allowed businesses to gain unique insights into their customer behaviors, unlock best practices, improve customer retention and increase profitability, all while enhancing efficiency. Because of this, smart payment platforms are replacing [conventional] (corrected by company after the call) transaction solutions and are rendering conventional credit card terminals obsolete.

Today, with integrated platforms like HintMD, there can be a seamless integration of sales generation tools, business operations and commercial analytics.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

On to Slide 8. As the trend toward vertically integrated payment platforms continues, a number of companies are driving significant shareholder value in their respective sectors by delivering both software and payment services. To that end, here are 2 examples of companies that are getting rewarded for their growth made possible by their first-mover advantage and industry expertise.

Mindbody provides business software in the wellness industry that allows for point-of-sale purchases, online fitness scheduling, promotions and partner sales. Mindbody was acquired by Vista Partners for $1.9 billion in 2019.

Toast has developed a payments and software platform designed specifically for the restaurant industry. In addition to point-of-sale services, the integrated platform enables online ordering, delivery services, email marketing, reporting and analytics and payroll and team management. Toast was named to the Forbes Fintech 50 in 2019 and after its $400 million round of financing this February, the company was valued at nearly $5 billion.

Go to Slide 9.

At the core of this FinTech trend is the ability to work within a cohesive ecosystem that doesn’t rely on independent or legacy systems that don’t tie together. By managing the point-of-sale transaction, these vertically integrated platforms have access to the source data, allowing for seamless integration with other services and functionality.

As shown in Slide 9, today’s aesthetic practices and consumers engage with a variety of independent systems that don’t communicate with each other. As a result, the existing process is inefficient and introduces reconciliation risks. Furthermore, practices have a hard time linking all of these services together in a way that allows them to gain strategic and best practice insights.

On the other hand, the HintMD platform was specifically designed to simplify and streamline the whole payments and services process by linking all of these programs and services together.

As a result, the HintMD platform is able to reduce staff demands, increase efficiency, expedite the patient checkout process and ensure that the transaction is adequately captured in the practices financial system.

Turning to Slide 10.

HintMD has made a significant investment in its platform, becoming both an authorized payment facilitator, or PayFac, and payment processor, while tailoring the product to meet the specific needs of aesthetic practices.

Once installed, practices can begin processing payments with confidence as the HintMD platform is not only capable of processing transactions but its PCI DSS compliant, which stands for payment card industry data security standard, meaning it meets the credit card industry’s high standards for fraud control and data security.

The HintMD platform allows for secure, contactless patient checkout and seamless point-of-sale processing of all types of payments. As a result, the system speeds the checkout process for patients and staff, while providing practice analytics and system integration, not available from traditional credit card processing terminals.

Slide 11.

Today’s traditional credit card process involves a multilayered chain of stakeholders who all share in the fee stack charged for a credit card transaction. These stakeholders, in total and independent of short-term discounted switching offers, charge an average of 2.87% to 4.35% of the total purchase amount, depending on a variety of factors.

By becoming a PayFac, HintMD consolidates several of the middlemen who today take anywhere from 0.5% to 1% of revenues while also gaining access to patient-level transaction information, which can be used to provide important practice insights. This source data is also critical to enabling the integration of other independent third-party offerings.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

Moving on to Slide 12.

Regarding the market opportunity, there are more than 33,000 aesthetic practices in the U.S. today, with average annual revenue of $1.7 million per practice, generating a payment processing market estimated to be in excess of $56 billion.

While we expect that the COVID-19 pandemic will meaningfully impact these numbers in the near term, we also believe that the overall growth dynamics of the market will fuel a return to growth over time and that the value of the HintMD platform resonates as much, if not more, in today’s market environment.

Go to Slide 13.

We have an industry-leading consulting firm conduct a physician practice research to determine the level of interest in the HintMD FinTech platform as part of our diligence. This research validated our assumptions and the unmet need that exists in the market for smart payment solutions and advances in loyalty programs.

When asked about payment processing, 64% of practices surveyed, so they would consider or were ready to switch their payment terminal if a payment platform offered better pricing or enhanced integration with their financial system.

When asked about opportunities to enhance the practice/patient value, physicians indicated that patient subscription plans have demonstrated a doubling of annual revenue per patient due to more frequent visits and higher spend per visit.

When asked about integrated and innovative solutions, 90% of aesthetic M.Ds valued the automating of brand loyalty programs within their practice.

Dr. Grant Stevens, a leading plastic surgeon in Los Angeles, who is familiar with the HintMD platform as one of the early users of the technology said that by adding the HINTMD platform, he has streamlined his practice and improved his patient’s experience. Dr. Stevens’ implementation of HintMD subscription service has increased its annual injectable revenue by almost $1,000 per patient per year.

Go to Slide 14.

Now let me turn the presentation over to Dustin Sjuts to talk about the HintMD business. Dustin?

Dustin S. Sjuts Revance Therapeutics, Inc. - Chief Commercial Officer of Aesthetics & Therapeutics

Thank you, Mark, and good morning.

Now on to Slide 15.

HintMD was founded in 2014 in the San Francisco Bay Area by experienced aesthetic executives with a specific focus on subscription services to increase patient treatment compliance and offer a payment alternative. While favorably received by practices and patients, aesthetic providers started asking for solutions that assimilated into their workflow, something more vertically integrated with their existing systems.

Shortly after launching their patient app, Hint released their first point-of-sale system. Since then, HintMD has significantly expanded their services and features by introducing dynamic subscriptions, partnering with different brand loyalty programs, creating a patient wallet and going through the rigorous process of becoming a certified PayFac.

As is common with early-stage startups, HintMD listened to its customers and rapidly evolve their technology and platform to meet those needs.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

Slide 16.

Today, the HintMD platform consists of 3 key value drivers for our aesthetic customers.

First is a smart payment platform that enables secure, no-touch patient checkout and seamless point-of-sale processing, particularly relevant in today’s COVID-19 environment. This platform also enables the generation of data dashboards designed to enhance practice profitability, patient retention and practice efficiency.

Second, our dynamic subscriptions and practice loyalty programs, which allow for personalized subscription treatment plans with reoccurring billing and patient wallet technology. They also allow practices to implement their own loyalty programs and set up shipping for skincare and consumables.

And the third piece is partner integrations. The open nature of the HintMD platform also allows practices to integrate existing brand rewards, and over time, third-party lending, electronic medical records and other services. And finally, in the future, the platform may include digital lead generation and marketing services.

Please now turn to Slide 17.

HintMD’s platform is simple, seamless and smart with a variety of different hardware options for transaction processing at the front desk, in the treatment room or remotely. It offers sophisticated processing of credit cards and other types of payments, plus the system is customizable for the practice.

Dr. Robert Beer of Balfour Dermatology in Brentwood, California is a HintMD pilot user. He validates the platform simplified his practice and the subscription option led to new patients, happier patients and more reliable cash flow for his business, which has been invaluable during the COVID-19 shutdown.

Slide 18.

Consumer behaviors have evolved, and they’ve embraced the subscription revolution. Think of Netflix, Spotify or Peloton. It’s a trend that has translated into high patient interest into aesthetic subscription programs. Subscription plans are broadly appealing with an even distribution of interest across different ages and incomes. Subscriptions aren’t just for millennials or for those on a specific budget.

When surveying consumers, 52% indicated an interest in aesthetic subscriptions and 33% of aesthetic patients already participate in some kind of consumer subscription program, creating a predisposition and familiarity with this kind of offering.

Slide 19.

By offering dynamic subscription plans in their practice, physicians can address customer preferences and significantly increase patient compliance and practice loyalty while growing the reoccurring revenues.

With HintMD, providers can easily turn a treatment plan into a customized subscription plan that is flexible. The plans can be adjusted up and down based on the addition or removal of products and procedures. This technology encourages consumers to try new products and procedures within the practice and is conveniently available on the consumer’s owned phone.

Our research shows 85% of practices believe subscriptions are a value driver. Patients on subscription visit practices 50% to 100% more often than nonsubscribers, and subscription patients spend 25% to 50% more per visit than nonsubscribers. HintMD subscription plan aligns the patient with a specific practice and helps build long-term loyalty.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

Slide 20.

With seamless practice integration at the forefront of value, HintMD was developed as an open platform, thus allowing third-party partners to integrate their services or products, skincare, brand reward programs, lending and others.

The integrated platform significantly reduces burden on practice staff and streamlines reconciliations, while also providing real-time data, resulting in user insights and the ability to evaluate brand promotion success.

Slide 21.

There are a number of long-term revenue drivers for Revance.

Big picture, aesthetics has become a lifestyle choice for all ages.

Thus, we expect that the number of practices, patients and transactions will continue to grow once the current COVID-19 pandemic situation stabilizes and once the market returns to growth. We expect consumers will want the newest and most innovative products with easy payment solutions and loyalty rewards.

We want to provide practices with the products and services to address evolving patient needs while allowing Revance to benefit from the reoccurring revenues they generate.

Slide 22. Now let’s talk about integration, the new Revance footprint and our launch plans.

Let’s go to Slide 23.

A high-tech innovator, HintMD, is our neighbor in the San Francisco Bay Area. Together, we thought through our go-forward strategy for the business and how to align the 2 companies.

The HintMD facility in Pleasanton will become our technology and services center of excellence, maintaining a cohesive HintMD’s staff for technical support, software development and platform engineering. The Revance facility in Newark, California will remain the corporate headquarters, where we will maintain operations, including manufacturing, research and clinical development, plus create a single general and admin function.

And our new office — our new Revance office in Irvine, California, is a commercial hub, leveraging the rich biotech talent in Orange and San Diego counties. There, we plan to consolidate product and service marketing and lead a combined Revance and HintMD’s sales effort for all of our brands. We plan to leverage the HintMD’s installed base as we launch the RHA collection of dermal fillers, then drive expansion with a portfolio of offerings once DaxibotulinumtoxinA for Injection is approved.

Now on to Slide 24.

So what does our launch plan look like now that we’re adding HintMD?

We expect the HintMD acquisition to close in the third quarter of 2020, subject to approval by Hint’s stockholders. This aligns perfectly with our planned launch of RHA collection of dermal fillers.

In August, we hope to have onboarded our full sales force, 65% of whom have accepted offers. This group will launch the RHA collection starting with our special PREVU program. Revance has spent the last 3 years working closely with key aesthetic opinion leaders. Our new PREVU program was designed in concert with this group and align with their desire to experience RHA firsthand. This experienced program, coupled with the ongoing RHA education program, will provide a solid foundation of experienced injectors to lead this full-scale rollout.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

This group of advanced KOLs will also be the initial target for the launch of HintMD during the second half of 2020. Our focus will be to expand the current installed base by focusing on this core group of KOLs. Their combined experience and feedback on our newly created combination of innovative products and services will be the foundation for our future growth.

With the PDUFA date of November 25 for DaxibotulinumtoxinA for Injection, we are planning a sequential launch of our neuromodulator. Once approved, that will first involve a targeted PREVU program focused on hands-on training and education.

With DaxibotulinumtoxinA for Injection in the market, our sales force will be selling the industry’s first combined facial injectables and services offering. This full-scale launch will target the prestige market who seek to deliver exceptional experiences to their patients.

Now let me turn the call over to Toby Schilke to discuss the acquisition terms, updated guidance. Toby?

Tobin C. Schilke Revance Therapeutics, Inc. - CFO & Principal Accounting Officer

Thank you, Dustin.

Turning to Slide 25.

We are very excited about the prospects of HintMD to provide Revance with an additional technology-based source of recurring revenue, generating long-term shareholder value.

As to the current business, HintMD is installed in approximately 175 pilot practices, beta testing a variety of service offerings and had 2019 revenue of $1.4 million.

In terms of deal process, we successfully competed and won this acquisition due to both companies’ fundamental vision that the combination of Revance’s products and HintMD services would be a compelling offer for our shared consumer base.

This aligned vision is reflected in the deal structure. This acquisition, subject to Hint Inc. shareholder approval will be a stock-for-stock business combination. Hint’s willingness to take our stock as part of the deal and join the Revance team speaks to their confidence in our business.

In exchange for all of the outstanding shares of Hint, we will be issuing to Hint’s stockholders 8.54 million shares of Revance common stock. That is subject to customary adjustment for debt, cash and working capital on hand. Its management team and Board members are subject to lockup agreements on the sale of those shares and have agreed to support the transaction. This transaction is expected to close in the third quarter of 2020 subject to the approval by Hint stockholders and the satisfaction of customary closing conditions. And with this agreement, we have received voting agreements of 38.8% of Hint shareholders. There are no significant regulatory approvals required in connection with this acquisition. Lastly, it is the intention of Revance to nominate HintMD Co-Founder and CEO, Aubrey Rankin, for election to the Revance Board upon closing the transaction.

With the structure and integration plan that Dustin outlined, there is a high degree of alignment to ensure the success of Revance going forward.

On to Slide 26.

With our cash and cash equivalents, as of March 31, 2020, was $511 million, which we believe will be sufficient capital to fund operations into 2023, inclusive of this acquisition.

In terms of our guidance for 2020, we believe our non-GAAP operating expense will still be in the range of $220 million to $230 million. Due to accounting treatments of acquisition expenses, the company’s GAAP operating expenses may not fall within the previously provided range and cannot be estimated at this time.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

In our financial modeling, we assume that the primary source of revenue for the HintMD platform would come from credit card transaction processing fees. And as previously mentioned, the 2019 market opportunity was greater than $500 million. HintMD revenues will scale as a function of placement of the HintMD platform and practices.

As previously discussed, HintMD has been focused on adding and validating different platform features and becoming a PayFac before growing their installed base. As a result, we believe it is premature to provide revenue guidance for the HintMD services business until we have a better feel for the platform ramp and the COVID-19 situation. That said, we project HintMD to breakeven in 2022.

And now let me turn the call back over to Mark.

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Thank you, Toby.

Let’s move to Slide 27.

We believe our premium products and customized FinTech services would make for a very compelling and cutting-edge combination.

Upon the closing of this transaction, Revance would have a unique portfolio of assets that could enable us to become the premium player in aesthetics.

In summary, while this is not a typical pharmaceutical product acquisition, the market dynamics, strategic logic and commercial synergies drove our conclusion that this acquisition has the ability to be a transformational deal for Revance. Today’s announced acquisition will allow us to augment our strong aesthetics product portfolio with a cutting-edge FinTech platform to transform both the practice and patient experience and deliver real value.

We are very excited about our compelling aesthetics franchise due in part to the evolution of our innovative product portfolio over the past several months. We also remain highly optimistic about our therapeutics pipeline and believe that we can continue to leverage the unique and differentiated duration profile of DaxibotulinumtoxinA for Injection across our therapeutics franchise as well.

In the second half of the year, we expect to have the Phase III top line readouts in cervical dystonia and the Phase II data readout in plantar fasciitis. These trial results should provide significant insights into our neuromodulators performance in muscle movement and pain disorders. We look forward to reporting on these results in the not-too-distant future.

As always, Revance is daring to make a difference with products and now services that deliver meaningfully better outcomes for our customers.

With that, we are ready to take your questions. Operator, please open up the call for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line Seamus Fernandez from Guggenheim.

Seamus Christopher Fernandez Guggenheim Securities, LLC, Research Division - Senior Analyst of Global Pharmaceuticals

So just trying to understand a little bit of the — some of the things listed here like the Allergan Investment and the dynamics around Brilliant Distinctions. I really just wanted to kind of understand the ability to — I assume that the businesses are completely separate in some way. So I’m just trying to get a better understanding of, do you expect Allergan to kind of pull out of that participation? Just love to get a better understanding of Allergan’s involvement in HintMD just because one of the slides is commenting on an investment by Allergan. So just trying to get a better understanding of that? And then separately, as we think about the revenue generated by those 175

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

practices, just the absolute revenue, I assume that you’ll have some visibility in terms of the processing of those payments sort of you guys commented on Netflix and Spotify and sort of the smart capabilities to track there. I’m just trying to get a better understanding of those 175 practices, are they extraordinarily high volume, high revenue practices? And so you’ve got good penetration there. And then maybe just as a final question, can you help us understand where we’re seeing this $56 billion of revenue transactions coming from? What percent is sort of broken across medi spas versus sort of high-volume or just derm practices overall?

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Great. Seamus, thanks. A lot of great questions in there, so we’ll try and unpack this one at a time. So first off, your question about the Allergan and Brilliant Distinctions. And so let me — before I answer that, let me parse it into 2 things. First off, when it comes to actually processing a transaction in an office, the HintMD platform can process all brand transactions, whether or not there’s engagement or partnership. So the ability to process all products through the system exist right away. The second piece of this gets to your question about partnership. And so as we talked about the platform and its ability to integrate with third-party providers to create that seamless interaction, that does require a partnership with the different brands because there’s opening up of APIs and the integration of that process. And so as was laid out in the timeline, Allergan did invest in the company, there was effort to integrate the BD as part of that whole process. I don’t think it’s appropriate for us to comment necessarily where the company is with each of the different brands. And I think that, that will evolve over time. But the goal within MD is to open it up. And for those brands that do want to integrate, be it a loyalty program, their third party service, there will be effort to make that happen. And there have been a lot of different partnership discussions and that continue to be underway. And so we’ll update you as we move forward on that side of it. As we mentioned, this was also a competitive bid situation, and we feel very fortunate that we were able to prevail in the bid. And again, we think it has to do with the shared optimism about the future going forward, particularly on the stock transaction. The second one on the revenue side of it in terms of visibility, as we listed in the deck, they did — HintMD did $1.4 million last year in revenue. It was comprised of a couple of different components, credit card processing revenue, partner revenue and then some platform fee or subscription revenue. As we stated, we assume that the primary source of revenue for us will be credit card transaction processing. And in light of COVID and where we are in the evolution of the full launch because they’ve been focusing like us on getting everything ready for a broader scale launch. We expect revenues this year to be minimal as we start to build the platform and prepare for a full-scale launch. Having said that, as you pointed out, we will definitely have a very good insight into the revenue side of things because of the credit card processing nature of this. And so once we get a better feel for the trajectory, where it’s going, we’ll be able to give, I think, guidance with a lot more confidence and the nice thing about this is there’s — it’s recurring in nature. So once platforms get installed, you’re basically getting a margin off of every transaction in the process. So we will definitely have a lot more visibility. And I think that’s one of the things that attracted us to this platform was the recurring nature.

The last one that you asked about was the market size and the $56 billion. As we stated in our scripted comments, there’s — we referenced 33,000 practices in the U.S. So those are predominantly, what we would call, kind of facial injectable practices that are delivering services. So more on the higher end side of things. So that doesn’t get into necessarily much broader than that. So it’s the 33,000. If you look at what we talked about previously with our filler and our toxin launch, we talked about a much more targeted approach where we’re going to go after premium high end practices. So that’s where we’re going to really focus our initial efforts. And we’ve also said that we’re going to start with 100 reps, so we use that group to really target and align around those. So hopefully, that addressed your different questions.

Operator

Our next question comes from the line of Annabel Samimy from Stifel.

Annabel Eva Samimy Stifel, Nicolaus & Company, Incorporated, Research Division - MD

So I’m a little bit curious how this might give you a competitive advantage. Is this something that you could potentially leverage reps? Are there synergies with the reps, number one? And number two, is there a way to show your products in a preferential way in these dashboards, so just curious about that competitive edge that you have? And then just bigger picture, and strategically, this seems to offer you — sorry, this seems to entrench you a little bit more into aesthetics. Is there anything that you can leverage here into therapeutics or other physician practices? And if not, does it make splitting up Aesthetics & Therapeutics more of a profitability going forward to capture that value?

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Yes. Great questions. Thank you, Annabel. So first off, on the competitive dynamics, as we talked about, it’s an open platform. So we’re going to sit in the transaction flow just like a traditional credit card processor. But because of the nature of the platform and all the work that went into becoming a payment facilitator, we can enable these other services. So for us, there will be a lot of different ways that we can leverage the platform. One of the things that’s come up historically is what’s our solution for loyalty programs, right? And so this platform will give us flexibility in terms of how we want to offer loyalty programs. Or support the physicians in their own loyalty program. So I do think that this still is a gap that we had in our portfolio. As we go forward, I think having visibility and insights to trends and patterns and everything else will also be very helpful. Having said that, I think being an open platform and wanting it to be something that other brands want to participate on and physicians want to participate on. We’re also are going to be very thoughtful about how that data is used and leveraged. But there’s no doubt that we think this was a very innovative way to get into the loyalty part of the business while having a solution that doesn’t exist in the market today, and it’s got value in and of itself. If you look at most other loyalty programs, their whole purpose is really to drive more product sales. And while this platform certainly has that ability, it’s a revenue driver in and of its sense and we’ll have real value. So we feel good about that, and there’s no doubt that we did this believing that it was going to enhance our competitive position going forward.

Then your question on aesthetics. This is the second deal we’ve done in aesthetics, not too long ago. We did Teoxane filler deal. We’ve now done this deal. And so to your question, does this further entrench us in aesthetics? And should there be any read-through into what that means for our therapeutics pipeline? And I would say no. I mean, if you look at it, we’re incredibly well capitalized. We’ve got cash into 2023. So even with this deal, it hasn’t changed our cash runway, and we’re all about trying to build the best franchises that we can in aesthetics and in therapeutics. The reality is our aesthetics program is further advanced. It’s the one that will be generating revenue in the near term. We are really excited about our therapeutics pipeline but our CD program is the most advanced, and we’ve got our Phase III data readout later this year, which means that we’re still a little ways away from revenue generation on the therapeutic side. We do not view these as mutually exclusive, and we continue to be very bullish on the therapeutics platform and franchise and think that this is going to give us sort of growth legs as we move forward in time. So at this point, no change in strategy. Again, we really like how both of these franchises are coming together. And as I mentioned in our prepared remarks, that we’ve got some important data readouts on our therapeutics platform coming in the back half of the year.

Operator

Our next question comes from the line of Tim Lugo from William Blair.

Lachlan Hanbury-Brown William Blair & Company L.L.C., Research Division - Associate

This Lachlan on for Tim. So first of all, just wondering what sort of scale the HintMD come in at the moment as you obviously are looking to expand and grow it over the coming years? How much — I guess how much is the salesforce going to have to increase there? I was also wondering if you could just give us a sense of the competitive landscape. Is there — are there any other competitors like HintMD that are targeting aesthetics or doctors’ practices more generally and how it compares to them?

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Great. So great questions. I appreciate those. So first off, on the scale, as we laid out in the timeline if you look at the evolution of HintMD, consistent with other sort of start-up companies, you continue to sort of have service offerings, test them in the market, optimize them as you go forward. And so HintMD has gone through this evolution of starting with sort of subscriptions and then payment processing and then brand integration. And through that whole process, what they realized, in order to be able to truly integrate their platform with other third-party services, they had to become what’s called a payment facilitator, and that was a significant technology lift. And so they’ve got an incredibly talented and experienced technology team that works to become a payment facilitator or a PayFac. And that basically allows them to get access to the source data, which is critical in any of these partnerships. So their focus over the last several years has been less about scale and driving growth in their user base and more about validating and testing the features. So that by the time they were ready, they could enter the market with a platform that had all the requisite performance features to go. So they just now become sort of PayFac qualified. So most of the work that they’ve been doing to date have been on prior versions of the system. So their scale is aligning perfectly with our launch with the Teoxane fillers. So as we stated in the comments, they have approximately 175 customers, so Their scale will mirror ours. And our plan, frankly, is to really target the same customers that we were planning to target with our filler and toxin business anyways. We will bring over some of their — we will bring over their commercial team, which is a

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

small team. They will help support the efforts of our 100% sales organization, but that’s going to be a small part of the team. And again, they had not built out much of the commercial infrastructure because they were again in this sort of proof testing mode. And so that’s where they are on the scale side of it.

In terms of the competitive landscape, we showed 2 examples of companies in different segments that have come in and sort of disrupted those businesses between Mindbody in the wellness space and then Toast in the restaurant space. So right now, there are no other competitors in the aesthetics market doing what Hint does. And I think part of it has to do with the fact that you need to really become a PayFac in order to be able to do this at this level, which takes a lot of time. You need to have industry expertise, which they sort of gained over time. So our real competitor today, frankly, are the traditional credit card terminals. Those are often introduced by third-party resellers. As we showed in the slides, there’s a fee stack that everybody participates in. It’s a lot more fragmented. And so we’ll be competing with traditional credit card terminals as we go in there. With a value proposition that’s very different because our cost to process a transaction will be consistent with what practices are paying today, yet they’re going to get all these other features and benefits that don’t exist. But that’s the competitive market today. We don’t see that changing anytime in the near-term because we think a competitor would, again, need to have the domain expertise, but also have to go through the whole PayFac process, which we believe will take a fair bit of time.

Operator

Our next question comes from the line of David Amsellem from Piper Sandler.

David A. Amsellem Piper Sandler & Co., Research Division - MD & Senior Research Analyst

So 1 question I had is if we did not have a pandemic and associated dislocation would this be a transaction you would have done? Or maybe a better way of asking is, is this transaction in part reflective of concerns about procedure and practice throughput going forward. And so this is with an eye towards helping practices with efficiency and profitability amid COVID and its aftermath. So you help us understand how COVID played into the decision to go forward with the transaction? And then secondly, I thought the subscription model color was particularly intriguing. And with that in mind, what’s your long-term view regarding the percentage of practices that ultimately are going to have this subscription model and how prevalent do you think it will be over the long term? Do you think that’s something that will be sort of the rule and not the exception for practices and patients?

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Yes. David, great question. So let me start with the first one. Would we have done this deal, were it not for COVID? Absolutely. I mean, I don’t think that the value of this deal is anyway impacted by the COVID-19. I mean, clearly, there’s some temporary disruption in the marketplace. But this is a trend, as we laid out before, that’s happening across all sectors. As we also mentioned, this was a competitive process. We certainly had visibility to HintMD. We know a lot of the thought leaders that are on the platform and have done work with it. And I think had conviction that this is really going to be the platform in aesthetics as that market grows. So I think frankly if anything, COVID-19 created an opportunity for us to be a competitive party in this whole process. So we’re excited. We like — it aligns really well with our business. There’s a ton of synergy here, not just on the commercial side, but the fact that they’re just down the street from us, it allows us to build out a really strong technical team as well on that piece of it to enhance the development of future features. So, no, COVID did not play in. I will tell you, though, that there have been some benefits, though, in doing it now, too, is we talked about the platform allows for contactless payments, the way that they’ve developed some of their credit card enclosure systems, the transactions don’t have to be done at the front desk. They can be done back in the treatment room. We’ve also talked to a number of practices who are now starting to take patient credit cards and obviously, there’s a healthy concern in that market about fraud or being exposed to people hacking their systems. Well, with the HintMD platform and all the compliance that it’s had to go through in the way that their system works, they’ve got sort of fraud and a different control systems in there that would make it a really attractive alternative for practices to make sure that they have those necessary controls in play. So if anything, I do think that this has potentially even more value in this current COVID situation. And so again, as I also mentioned, it allows us to address one of the holes we had as it related to sort of loyalty programs. And so all around is strategically made a ton of sense with or without COVID.

On the subscription side of it, that’s also an interesting question. If you look at it, the trends that we’ve seen in subscriptions, and I don’t remember the data, but I think most people now have several different subscription programs, and we referenced Spotify and Peloton and others. So I think that this idea and the comfort with subscriptions has increased. So we do believe that this is a trend that is going to

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

be here to stay in aesthetics. Now some practices already offer what they would call sort of subscription. So, hey, come in and get a treatment every month for $99, those to us are more payment plans. Subscription services as we view it and what they’ve developed on the dynamic side is that most patients, when they come into an aesthetic office, are prescribed a variety of things. Here’s your toxin come in every so often to get that. Here’s your filler come in every so often. Here’s your skincare for facial. So you have a variety of services that are being prescribed by the physician and the compliance has historically not been great. So by putting people on subscription plans, compliance goes up, their predictability goes up. And then ultimately, patients get what they came in for, right? They want to get a good outcome. So I think this is going to be here to stay. And the other interesting thing is we assumed originally that subscription plans were largely going to resonate with millennials and that people that were outside of the millennial category wouldn’t have interest in, and that’s not what our market research showed. We saw that there were consumers across all ages and demographics that were interested in subscriptions. And I think for some people, it’s going to be viewed as a lower barrier to getting a treatment. If they can spread payments out, if they can do this, we think it’s going to be there to stay. And so going forward, it’s hard to sort of estimate the percentage of practices that will offer subscriptions. I think it’s going to be a lot of them because if you’re a consumer, and you’ve heard that there’s a subscription alternative at a practice in the area and it’s something that you would like in your practice doesn’t offer it. I think it’s going to put some pressure on you to make sure that you’re creating flexible offerings for what your consumers want. We also shared the data with subscriptions where, obviously, the revenue is up for practice, the frequency of visits is up for patient and the spend per patient per visit is up as well. So I do think this is a trend that is here to stay. And I think having the dynamic ability of Hints platform to adjust up or down on the services and come up with a new monthly payment, makes a lot of sense. So we do believe it’s here to stay.

Operator

Our next question comes from the line of Jacob Hughes from Wells Fargo Securities.

Jacob William Hughes Wells Fargo Securities, LLC, Research Division - Senior Analyst

Most of my questions have been answered, but I just wanted to have a couple of further questions. How much of the —if you can disclose how much of the $1.4 million revenue from Hint’s was credit card transactions only? And then secondly, I was wondering if you could provide a bit more color on the competitive bid process. Was there any cash offers that you’re competing with and the name stead chose reband stock? And then how long is the lockup?

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Yes. So great question. So to the 3. So we’re not, I think, in a position to specifically break down the $1.4 million. We did say there were 3 buckets, right? There’s the credit card processing, there’s the partner revenue from some of the integration work, and then there’s also the platform and subscription revenue. But as we said going forward, we expect that most of our revenue is going to come from credit card processing. And as we go forward, we’ll be able to give a little bit more color on some of that.

On the competitive process, it’s probably not appropriate for us to give specific insight, but being that it was competitive, HintMD, obviously had to make some choices and decisions around what they thought was the best path for them going forward and from an economic standpoint. And clearly, we were competing with an equity offer and so we feel like they obviously saw a lot of value in taking our equity going forward.

And then in terms of the lockups, so management and board are the ones that sign the lockup. They’re 3-year lockups. They’re staged. [With percentages over 3 years] (corrected by company after the call).

Operator

Thank you. This does conclude the question-and-answer session for today’s program. I’d like to hand the program back to Mark Foley for any further remarks.

Mark J. Foley Revance Therapeutics, Inc. - President, CEO & Director

Thank you, everyone, for taking the time to participate on today’s call. And we hope you have a great day. Thank you very much.

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MAY 19, 2020 / 12:30PM GMT, Revance Therapeutics Inc to Acquire HintMD and its

Proprietary Fintech Platform for Aesthetic Practices Call

Operator

Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

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Additional Information and Where to Find It

Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following:

Revance Therapeutics, Inc.: Jeanie Herbert, 714-325-3584, jherbert@revance.com or Gilmartin Group, LLC: Laurence Watts, 619-916-7620, laurence@gilmartinir.com

Participants in the Solicitation

The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, market acceptance and opportunity, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law.